FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, September 12, 2019

Ger. Gen. No. 68 /2019

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

                                                                                                                        Ref.:Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission (“FMC”) I, duly authorized, hereby inform you of the following in the attached Significant Event in relation to Enel Americas S.A. (“the Company”) concerning the capital increase agreed on at the Company’s Extraordinary Shareholders Meeting held on April 30, 2019, (the “Meeting”) and registered in the FMC Securities Registry under number 1083 (the “Capital Increase”).

In an extraordinary session of the Company's Board of Directors held today, September 12, 2019, this corporate body has agreed to refrain from offering the 96,119,166 shares issued under the Capital Increase, approximately 0.51%, that were pending subscription and payment at the end of the second preemptive offer period. Therefore, and as agreed by the Board, once the 1-year period starting on April 30, 2019, has ended, the Company's capital will be reduced in full right to the amount actually paid at the end of the aforementioned period.

Yours truly,

Domingo Valdés

General Counsel

Enel Américas S.A.

cc.:               Banco Central de Chile (Central Bank of Chile)

 Bolsa de Comercio de Santiago (Santiago Stock Exchange)

 Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

    Representante de Tenedores de Bonos Locales (Local Bondholders Representative)

    Comisión Clasificadora de Riesgo (Risk Classification Commission)

 Depósito Central de Valores SA (Central Securities Depositary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: September 12, 2019